April 9, 2020

Mark Harmsworth
Chief Financial Officer
HCI Group, Inc.
5300 West Cypress Street, Suite 100
Tampa, FL 33607

       Re: HCI Group, Inc.
           Form 10-K filed March 6, 2020
           File No. 001-34126

Dear Mr. Harmsworth:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance